PNM TO PURCHASE THE ELECTRIC
                     UTILITY OPERATIONS OF WESTERN RESOURCES

            Transaction Creates Leading Multi-Regional Energy Company

Albuquerque, New Mexico and Topeka, Kansas, November 9, 2000 - Public Service Company of New Mexico (NYSE:PNM) ("PNM") and Western Resources (NYSE:WR) today announced that both companies' boards of directors have approved an agreement under which PNM will acquire the Western Resources electric utility operations in a tax-free, stock-for-stock transaction.

Under the terms of the agreement, PNM and Western Resources, whose utility operations consist of its KPL division and KGE subsidiary, will both become subsidiaries of a new holding company to be named at a future date. Prior to the consummation of this combination, Western Resources will reorganize all of its non-utility assets, including its 85 percent stake in Protection One and its 45 percent investment in ONEOK, into Westar Industries which will be spun off to its shareholders.

The new holding company will issue 55 million of its shares, subject to adjustment, to Western Resources' shareholders and Westar Industries. Before any adjustments, the new company will have approximately 95 million shares outstanding, of which approximately 42.1 percent will be owned by former PNM shareholders and 57.9 percent will be owned by former Western Resources shareholders and Westar Industries. Westar Industries will receive a portion of such shares in repayment of a $234 million obligation currently owed by Western Resources to Westar Industries.

Based on PNM's average closing price over the last ten days of $27.325 per share, the indicated equity value of the transaction is approximately $1.503 billion, including conversion of the Westar Industries obligation. In addition, the new holding company will assume approximately $2.939 billion of existing Western Resources' debt, giving the transaction an aggregate enterprise value of approximately $4.442 billion. The new holding company will have a total enterprise value of approximately $6.5 billion ($2.6 billion in equity; $3.9 billion in debt and preferred stock). The transaction will be accounted for as a purchase and is anticipated to be immediately accretive to PNM's earnings per share and cash flow.

The companies expect the transaction to be completed within the next 12 to 15 months. The new holding company will serve over one million retail electric customers and 400,000 retail gas customers in New Mexico and Kansas and will have generating capacity of more than 7,000 megawatts. The transaction also will make the new company a leading energy supplier in the Western and Midwestern wholesale markets.

Western Resources' trading presence in six Midwestern power pools provides opportunities for PNM to bring its 15 years of successful power marketing experience and niche product development to new customers. PNM marketers, working together with the experienced power trading group at Western Resources, expect to realize an enhanced position in the wholesale power market.

Jeffry E. Sterba, chairman, president and chief executive officer of PNM, said, "This strategic transaction will give us the scale and scope to raise our profile in the emerging energy marketplace and aggressively seize new opportunities in power generation and the wholesale market.

"By joining forces with Western Resources, we will surpass our stated goal of doubling our generation capacity and tripling our power sales more than three years ahead of schedule. The addition of Western Resources' low-cost, high-capacity generation facilities will quadruple our current production capabilities, giving us a competitive edge in both power plant operations and wholesale electric sales. The addition of Western Resources' service territories, which encompass well-populated, fast-growing areas with a balance of residential, commercial and industrial customers, diversifies our business and geographic base and enhances the predictability of our earnings," Sterba continued.

"This transaction will also enable us to realize a number of important financial improvements, including a broader, more predictable cash flow, solid revenues and earnings growth, improved access to capital, increased market capitalization and public market float and cost efficiencies. A key priority for our management team will be the continuation of our company's successful debt reduction effort. Over the past seven years, we have reduced PNM's debt to capital ratio from 72 percent to less than 55 percent, and we will maintain our balance sheet integrity after the transaction is completed. We are committed to deleveraging the combined company.

"We believe the combination of these strategic, operational and financial benefits will help position us to become a leading multi-regional energy provider while creating substantial value for shareholders, tangible opportunities and progress for our employees, and stable rates for our customers. By drawing on the best practices, expertise and talent that exist within both of our organizations, we are also confident that the new company will be able to deliver excellent customer service support and product and service innovation. At the local level, we intend to continue the strong traditions of both companies for supporting local communities through charitable contributions and through the volunteerism of employees," Sterba concluded.

David C. Wittig, chairman, president and chief executive officer of Western Resources, said, "We evaluated potential partners across a broad range of criteria, including financial flexibility, proven management skills, superior operating and technological capabilities, excellent customer service, and a track record for fair dealing on regulatory issues. We are confident that PNM's experience, long-term growth strategy and unique geographic position will result in benefits for shareholders and opportunities for our customers, employees and the communities we serve. The creation of a separately traded Westar Industries allows the potential of Western Resources' unregulated ownership in Protection One, Protection One Europe, ONEOK and other investments to be more directly realized by shareholders."

The rationale for this transaction is the acceleration of PNM's proven growth strategy, consistent with its targeted 10 percent annual average earnings growth. PNM expects only modest cost savings and does not have a present intention to have involuntary workforce reductions as a result of the transaction. The new holding company will seek to minimize any workforce effects through reduced hiring, attrition, and other appropriate measures. All existing labor agreements will be honored.

In the transaction, each PNM share will be exchanged on a one-for-one basis for shares in the new holding company. Each Western Resources share will be exchanged for a fraction of a share of the new company. This exchange ratio will be finalized at closing, depending on the impact of certain adjustments to the transaction consideration. Since Western Resources and Westar Industries remain committed to reducing Western Resources' net debt balance prior to consummation of the transaction, they have agreed with PNM on a mechanism to adjust the transaction consideration based on additional equity contributions. Under this mechanism, Western Resources could undertake certain activities not affecting the utility operations to reduce the net debt balance. The effect of such activities would be to increase the number of new holding company shares to be issued to all Western Resources shareholders (including Westar Industries) in the transaction. In addition, Westar Industries has the option of making additional equity infusions into Western Resources that will be used to reduce its net debt balance prior to closing. Up to $407 million of such equity infusions may be used to purchase additional new holding company common and convertible preferred stock.

At closing, Sterba will become chairman, president and chief executive officer of the new holding company, and Wittig will become chairman, president and chief executive officer of Westar Industries. The Board of Directors of the new company will consist of six current PNM board members and three additional directors, two of whom will be selected by PNM from a pool of candidates nominated by Western Resources, and one of whom will be nominated by Westar Industries. The new holding company will be headquartered in New Mexico. Headquarters for the Kansas utilities will remain in Topeka, Kansas.

Shareholders of the new holding company will receive PNM's dividend. PNM's current annual dividend is $.80 per share.

The successful spin-off of Westar Industries from Western Resources is required prior to the consummation of the transaction. The transaction is also conditioned upon, among other things, approvals from both companies' shareholders and customary regulatory approvals, including from the Kansas Corporation Commission, the New Mexico Public Regulation Commission, Securities and Exchange Commission, the Nuclear Regulatory Commission, and the Federal Energy Regulatory Commission. The new holding company expects to register as a holding company with the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.

J.P. Morgan & Co. Incorporated acted as financial advisor, and Winthrop, Stimson, Putnam & Roberts and Keleher & McLeod, PA acted as legal counsel to PNM. Chase Securities Inc. and Salomon Smith Barney acted as financial advisors, and LeBoeuf, Lamb, Greene & MacRae, LLP acted as legal counsel to Western Resources.

About PNM
More than 1.3 million people in New Mexico rely on PNM for the delivery of electric power and natural gas service to their homes and businesses. PNM's 1,521megawatts of generation capacity includes power from coal, nuclear and natural gas-fired plants. Selling electricity to other utilities is the fastest-growing part of the company's business. In 1999, wholesale power sales accounted for nearly a third of PNM's total operating revenues. Through Avistar, PNM's wholly-owned subsidiary, PNM is engaged in energy management and advanced metering services, as well as assisting in the development of a new, Internet-based energy auction system. In 1999, PNM was featured in a leading industry publication as one of the five most technologically innovative utilities in the nation. The company's commitment to diversity also led Fortune magazine to rank PNM in the top ten on its list of the best employers for minorities in the U.S. For more information, visit the company's website at www.pnm.com.

About Western Resources
Western Resources is a consumer services company with interests in monitored services and energy. The company's assets include security company holdings through ownership of Protection One and Protection One Europe, which have more than 1.6 million security customers. Its utilities, KPL and KGE, provide electric service to approximately 634,000 customers in Kansas. Through its ownership in ONEOK, a Tulsa-based natural gas company, Western Resources has a 45 percent interest in one of the largest natural gas distribution companies in the nation, serving more than 1.4 million customers. For more information, visit the company's website at www.wr.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources and with respect to the benefits of the transaction are based on current expectations that are subject to risk and uncertainties. Such statements are based upon the current beliefs and expectations of the management of PNM and Western Resources. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of PNM and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the outcome of Protection One accounting issues reviewed by the SEC staff as disclosed in previous Western Resources SEC filings, the impact of Protection One's financial condition on Western Resources' consolidated results, and other factors. PNM and Western Resources disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release. Readers are referred to PNM's and Western Resources' most recent reports filed with the Securities and Exchange Commission.

Additional Information
In connection with the proposed transaction, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico 87158.
Phone: (800) 545-4425. Free copies of Western Resources' filings may be obtained by directing a request to Western Resources, P.O. Box 889, Topeka, Kansas 66601-0889. Phone: (800) 527-2495.

Participants in Solicitation
PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the Commission on March 9, 2000 and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources' Annual Report on Form 10-K filed with the Commission on March 29, 2000 and amended on April 3, 2000. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.

PNM Teleconference and Webcast Information:
There  will be a  teleconference  today  at  9:00  a.m.  (EST)  to  discuss  the transaction. It can be monitored via the World Wide Web at www.dealinfo.com/PNM-WR or www.pnm.com or by dialing (212) 896-6168. International callers may dial (212) 676-5069. A rebroadcast will be available beginning 11:00 AM today through December 4, 2000 by dialing 1-800-633-8284. International callers may dial (858) 812-6440. The reservation number for the rebroadcast is 16865318. Real Network's Real Player or Microsoft Media Player is required to access the webcast. They can be downloaded from www.real.com or www.microsoft.com/windows/mediaplayer.

Satellite Uplink for PNM B-roll:
Thursday, November 9, 2000                   Thursday, November 9, 2000
9:00 a.m. - 9:30 a.m. (EST)                  1:00 p.m. - 1:30 p.m. (EST)
Telstar 5 Transponder 16 C-band              Telstar 6 Transponder 9 C-band
Downlink Frequency 4020 Horizontal           Downlink Frequency 3880 Vertical

Contacts:
PNM Investors:                               Western Resources Investors:
Barbara Barsky                               Carl Ricketts
(505) 241-2662                               (785) 575-8427
bbarsky@pnm.com                              investor@wr.com

Debra Randall                                Media:
(505) 241-2649                               Kim Gronniger
drandal@pnm.com                              (785) 575-1927
                                             kim_gronniger@wr.com
Media:
Bob Hagan
(505) 241-2621
rhagan@pnm.com

Crystal McClernon
(505) 241-4831
cmccler@pnm.com

                              What We're Announcing

PNM is acquiring Kansas-based Western Resources, Inc.
o Western Resources serves electricity to more than 600,000 customers to the eastern two-thirds of Kansas, including Topeka and Wichita.
o PNM is acquiring this electric utility which includes more than 6,000 megawatts of generation.

About the Acquisition
o PNM will become a larger company capable of growing successfully in the increasingly competitive energy marketplace.
o Western Resources is larger than PNM. Acquiring a larger company is a unique opportunity which more quickly allows PNM to achieve its growth objectives.
o Both PNM and Western Resources are well-managed utility companies with established records of good service and affordable rates.
o The combined company's corporate headquarters will be in New Mexico. The Kansas utility operations will remain headquartered in Topeka.
o    The   combination   will   immediately   produce   positive   earnings  for
     shareholders.
o Jeff Sterba will be the Chairman, President and CEO of the combined company, which will be named at a later date.
o Bill Real will head the merger transition team to integrate the two companies into one

The Benefits
o    Improves   PNM's   opportunity  to  remain  an   independent,   New  Mexico
     headquartered company
o    Provides a much broader and stronger growth platform for the future
o Enables the company to operate in multiple regions, diversifying the company's marketplace risk
o    Increases company scale with the potential to lower some fixed costs
o    Offers new opportunities for employees
o Ensures customers of continued good service and management dedicated to the utility business

Next Steps
o    Shareholders of both companies must approve the acquisition
o Various regulatory approvals need to be obtained from the New Mexico Public Regulation Commission, the Kansas Corporation Commission, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and the U.S. Nuclear Regulatory Commission.
o    This process is expected to take 12 to 15 months
o While awaiting regulatory approval, plans for combining the companies will be developed and be ready for implementation after all approvals have been granted
o PNM will move forward to implement electric customer choice in New Mexico pursuant to legislative and regulatory direction
o Western Resources plans to file an electric rate case in November for Kansas regulatory review

                         PNM Interoffice Correspondence

TO:           All PNM Employees                November 9, 2000

FROM:         Jeff Sterba
              Chairman, President and CEO

RE:           PNM to Purchase Western Resources' Electric Utility Operations

I am delighted to tell you about an exciting step in PNM's future. This morning we have announced that PNM will purchase the electric utility operations of Western Resources, a Kansas-based energy company. The two business operations we are purchasing include KPL (formerly Kansas Power and Light) and KGE (formerly Kansas Gas and Electric), serving the eastern two-thirds of Kansas.

Our plan is for PNM and Western Resources to form a combined company. As one company, we will have the scale and scope to compete and succeed in the evolving energy marketplace with: o more than 1 million retail electric customers and 400,000 retail gas customers in New Mexico and Kansas, o generating capacity of more than 7,000 megawatts, and o a combined work force of nearly 5,000 employees.

Our new combined company, which will be named at a later date, will have its corporate headquarters in New Mexico. The Kansas utility operations will remain headquartered in Topeka.

This merger is about growth and opportunity. When we first began developing our proposal to purchase Western Resources, we named the project "High Voltage." With this combination, we are creating a high-voltage future. I strongly believe that, together, PNM and Western Resources will be able to deliver tangible benefits to you, our employees, as well as to our customers and shareholders - beyond what either company could provide by itself.

While we will seek sensible cost savings, we intend to minimize any effects on the work force in either state through reduced hiring, attrition, and other appropriate measures. In addition, all existing labor agreements will be honored.

The merger is subject to approval by the shareholders of both companies, as well as several regulatory bodies. We expect to complete the merger within 12 to 15 months. Upon completion, I will become chairman, president and CEO of the combined company.

To hear more about our exciting new future, please call in to a recorded message at 1-888-203-1112 (pass code 552883). To see a webcast of the message, you can click on this link:
http://www.vcall.com/NASApp/Vcall/EventPage?ID=53240

The phone message and the webcast will be available until 5 p.m. on Monday, Nov. 13.

For more information on PNM's merger with Western Resources, visit the High Voltage Intranet site by clicking on this link:

http://pnmnet.com/homepage/HighVoltage/Homepage.htm

November 9, 2000

Dear Western Resources Employees:

We hope that you are as excited as we are about the announcement that PNM, a New Mexico-based electric and gas utility, and Western Resources have signed a definitive agreement for PNM to purchase Western Resources' utility operations. This is great news for employees of PNM and Western Resources, for our customers, our shareholders and our communities.

The new combined company will have the scale and scope to compete and succeed in the evolving energy marketplace with:

o more than 1 million retail electric customers in New Mexico and Kansas and 400,000 retail gas customers.
o    a generating capacity of more than 7,000 megawatts, and
o    a combined work force of nearly 5,000 employees.

The new company, which will be named at a later date, will be headquartered in New Mexico. The Kansas utility operations will remain headquartered in Topeka.

From PNM's perspective, this merger is about growth. We strongly believe that, together, PNM and Western Resources will be able to deliver tangible benefits to you, as well as to customers and shareholders - beyond what either company could provide on a stand-alone basis. While we will seek sensible cost savings from the merger, we also intend to minimize any effects on work force through reduced hiring, attrition, and other appropriate measures. All existing labor agreements will be honored.

Western Resources and PNM shareholders will need to approve the merger, as will several regulating bodies. The entire approval process is expected to be complete within 12 to 15 months. Upon completion, Jeff Sterba will be chairman, president and CEO of the combined company. David Wittig will be chairman, president and CEO of Westar Industries, a holding company comprising ONEOK, Protection One and other unregulated investments, which will be separated from Western Resources at the close of the sale.

For Western Resources' employees, special meetings will be conducted throughout today at the Topeka Performing Arts Center and at the company's headquarters to provide you more information and an opportunity to meet members of PNM's senior management. Bill Real, PNM Executive Vice President for Power Production and Energy Services, will be heading integration efforts as we move forward and will be available later this morning to share more information about PNM and its plans for the future.

To hear more about our exciting new future, please dial in for a recorded message from Jeff Sterba. The number to call is 1-888-203-1112 (pass code 552883). To see a webcast of the message, you can visit this link: http://www.vcall.com/NASApp/Vcall/EventPage?ID=53240

The phone message and the webcast will be available until 5 p.m. on Monday, Nov. 13.

Sincerely,

/s/ Jeff E. Sterba                 /s/ David C. Wittig
-------------------------------    ---------------------------------------------
PNM Chairman, President and CEO    Western Resources Chairman, President and CEO

Frequently Asked Questions
on PNM-Western Resources Merger

Q:  What is PNM acquiring through the merger with Western Resources?
A: PNM will purchase Kansas-based Western Resources' electric utility operations. Those operations include KGE (formerly known as Kansas Gas and Electric) and KPL (formerly known as Kansas Power and Light) merged in 1992 to form Western Resources. Western Resources has about 2,300 employees and serves more than 600,000 electric customers in eastern Kansas, including Topeka and Wichita.


Q:  Why has PNM selected Western Resources for a merger?
A: Like most investor-owned utilities, PNM continuously evaluates prospective business combinations or alliances that offer growth opportunities. In May of this year, Western Resources started the process of finding a buyer for its electric utility operations.


Q:  How will PNM increase its size and scope as a result of the merger?
A: If approved by regulators at the state and federal levels, PNM's retail electric customers would expand to more than 1 million customers from its current 360,000. PNM's total generation would grow from its current 1,505 megawatts to more than 7,000 MW, quadrupling the generating capacity of the company. And, Western Resources 2,300 employees would join forces with PNM's approximately 2,700 employees, for a combined work force of nearly 5,000 employees.


Q: How much generation will PNM add to its portfolio as a result of the merger? Western Resources owns 5,458 MW of generation. The power stations are fueled primarily by coal (3,366 MW), but also contain a strong mix of nuclear (550 MW) and gas/oil (1,541 MW) fueled plants, as well. These plants are strategically located in the Midwest to allow for wholesale power trading to large markets stretching from Canada to Louisiana. With the merger, the ultimate reach for PNM's power trading operations would extend east all the way to the Missouri River.


Q:  Where will the company's corporate headquarters be located?
A: The new combined company's corporate headquarters will tbe in New Mexico. The Kansas utility operations will continue to maintain a headquarters in Topeka, Kansas.


Q:  What will happen to the work force of both companies?
A: The rationale for this merger is the growth opportunities that will be created by the combination. PNM does not anticipate significant cost savings or work force reductions as a result of the combination. The company will seek to minimize any work force effects through reduced hiring, attrition, and other appropriate measures. All labor agreements will be honored.

We strongly believe, that together, PNM and Western Resources will be able to deliver tangible benefits to you, employees, as well as to customers and shareholders - beyond what either company could provide on a stand alone basis. New Mexico and Kansas employees alike will have new opportunities as the company grows.

Both companies will be able to take advantage of the best practices of the other to offer real improvements in our service and business processes. In the coming years, we expect that the New Mexico and Kansas operations will learn a great deal from each other.


Q:  What unions represent Western Resources employees?
A: About 1,400 Western Resources employees are represented by the International Brotherhood of Electrical Workers.


Q:  Will the management structure change?
A: There will be some changes in the management structure. It's too early in the process to identify any specific changes. A transition team, led by PNM's Bill Real, will be formed in the next two weeks and will begin assessing what needs to be done to make the merger occur within the next 12 to 15 months. The team will include employees from both companies. Expect regular updates on their work.


Q: Will PNM or Western Resources customers see rates change as a result of the merger? A: Customers are not likely to see rates change. Our plan is to maintain two separate rate structures and jurisdictions. The merger brings together two companies with decades of experience in successfully serving the needs of energy customers and local communities. The combined company will be committed to offering competitive and stable rates coupled with quality service and reliability.


Q:  Will PNM continue to pursue the formation of a holding company?
A: Yes, PNM's request for a holding company has already been submitted to the New Mexico Public Regulation Commission.


Q: How long will it take for the merger to be approved?
A: We anticipate that it will take 12 to 15 months for all approvals of this merger. It must be approved by the shareholders of both companies, as well as the Kansas Corporation Commission, the New Mexico Public Regulation Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the Securities and Exchange Commission.

Customer Service Representative Speaking Points on PNM-Western Resources Merger

o The proposed merger is good news for New Mexico, because PNM will be a larger and stronger company. PNM will maintain its New Mexico headquarters and management.

o    PNM customers will see no changes to their bills or service.

o It may take from 12 to 15 months to get all regulatory approvals necessary for the merger to be completed.

o However, after we create the new combined company, we believe that we will be able to deliver tangible benefits to our customers.

o The combined company will offer more opportunities for its employees and will be committed to continuing support of the communities it serves in New Mexico and Kansas.

o PNM will continue to offer competitive, stable rates for customers - PNM electric customers now pay the same rates they paid in 1985.

o    We  believe   customers   will  benefit  as  the  best  practices  of  both
     organizations are shared across the entire organization.

o The proposed merger will allow PNM to become a multi-regional utility, serving 1 million customers, nearly three times the size of PNM today. Revenues will triple to $3 billion.

Customer Focused Q&A
on PNM-Western Resources Merger


Q:  How will the merger affect my bill?
A: The cost of the merger will be paid for by shareholders. There will be no impact on electric or gas rates. PNM's goal is to offer competitive and stable rates into the future. PNM electric customers today are paying the same rate as they paid in 1985.


Q:  How is the purchase going to be financed?
A: This is a stock for stock transaction. PNM and Western Resources will become subsidiaries of a new holding company to be named at a future date. Each Western Resources share will be converted into a fraction of a share (to be determined at closing) in the new holding company; each PNM share will be converted into one new holding company share.


Q:  Why is PNM buying a Kansas utility?
A: The electric marketplace is changing to a competitive one. PNM has to expand to ensure its long-term growth and financial stability. Because PNM is the acquiring company, we will continue to be headquartered in New Mexico. As a larger company, PNM will be able to offer more opportunities for New Mexicans - in employment, as suppliers and vendors, and in support of their communities. This is a very positive development for New Mexico.


Q: PNM tried to diversify like this once before and it was a disaster. Why is this any better?
A: The two efforts are completely different. This is an expansion of our core business - utility operations. For a number of years, the company's business focus has been on growing in its core business - energy production and delivery and energy related services. This acquisition is part of our business focus.


Q:  How much bigger will PNM become as a result of the merger?
A: If approved, PNM's retail electric customers would expand to over 1 million customers from its current 360,000 retail electric customers. PNM's total generation would grow from its current 1,505 megawatts to over 7,000 MW, quadrupling the generating capacity of the company. And, Western Resources 2,300 employees would join forces with PNM's 2,700 employees, for a combined work force of nearly 5,000 employees. The growth is substantial.


Q:  Will jobs be lost as a result of the merger?
A: The merger is not being pursued to cut costs, so layoffs aren't a major focus of this merger. The company will seek cost savings where those make sense and will minimize the effect on employees through reductions in hiring, attrition, and other appropriate measures.

Q:  How much will PNM pay for the Kansas utility?
A: The purchase price is approximately $1.503 billion (based on PNM's 10-day average closing price of $27.325) paid through an exchange of stock.


Q:  Who has to approve this deal?
A: We anticipate that it will take at least 12 to 15 months for all approvals of this merger. It must be approved by the shareholders of both companies, as well as the Kansas Corporation Commission, the New Mexico Public Regulation
Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the Securities and Exchange Commission.


Q:  Does the Kansas utility own any nuclear power?
A: Yes, Western Resources owns 47 percent in Wolf Creek nuclear power station. The combination of Wolf Creek and Palo Verde will increase PNM's nuclear fuel mix to 14 percent of all generation. Both Wolf Creek and Palo Verde are highly rated, excellent performing nuclear power plants.


Q:  What kind of changes will customers see?
A: PNM will continue to serve New Mexicans under the familiar PNM name. As part of the merger process, PNM will be examining the best practices of both companies, in an effort to identify ways to improve or enhance customer services.

                  Creating Our High Voltage Future Presentation

1.   PNM Purchase
o PNM will purchase Western Resources' KPL (formerly known as Kansas Power and Light) and KGE (formerly known as Kansas Gas and Electric)
o    This combination makes sense
     -Creates value and benefits for both New Mexico and Kansas

2.   Multi-regional Utility

o    Combined  company  will have  7,000 MW of  generation
     -More than 1 million electric customers
     -$3 billion in annual revenues
o    Larger, energy-focused company provides opportunity to grow
o    Larger size makes company a stronger player in competitive arena

3.   Hometown Utilities

o    Local management, hometown service and local investment will continue
o    Employees and communities benefit
     -All existing labor agreements will be honored
o    Investors benefit

4.   Opportunities Generated

o    Diverse skills and talents from both companies
o    Best practices from both companies

5.   About Western Resources

                                              PNM              WR

Retail Customers....................        361,384          627,701
Retail Elec Sales (GWh).............          6,803           17,604
System Peak Load (MW)...............          1,291            4,372
Installed capacity (MW).............          1,521            5,457

o  WR has total assets of about $8 billion
o  About 2,300 employees (1,400 union  employees)
o  4,500  miles  transmission  (345kV-69kV)
o  25,000  miles distribution (34kV-4kV)
o  827 substations
o  462 communities in Kansas
   -11,300 square miles certified territory
   -33,000 square miles total including wholesale
o   62 municipals

6. Next Steps

o   Various regulatory approvals need to be obtained
o   Process is expected to take 12 to 15 months
o Plans for combining companies will be developed and ready for implementation after approvals granted o PNM will move forward to implement electric customer choice in New Mexico pursuant to legislative and regulatory direction
o Western Resources plans to file rate case in November for Kansas regulatory review

7.  Learn More

o   Answers to your questions can be found on the PNM Intranet
o Submit your questions through PNM Intranet; look for your answer in the FAQ section

                         EMPLOYEE TELECONFERENCE SCRIPT
                                November 9, 2000

Good morning, this is Jeff Sterba, chairman, president and chief executive officer of PNM. As you know, this morning we announced that PNM will purchase Western Resources' electric utility operations. We know that Western Resources employees have been in suspense about their company's future for several months, and we are delighted to have been selected as their new partner.

This is a very exciting event. Our strategic combination will give the new company the scale and scope to succeed in the emerging energy marketplace. We expect to seize new opportunities in power generation and the wholesale electric market while remaining committed to providing quality, reliable services to our retail customers in New Mexico and Kansas. We strongly believe that, together, PNM and Western Resources will be able to deliver tangible benefits to our employees, customers and shareholders, beyond what either of us could provide on a stand-alone basis.

By joining forces, we will serve more than 1 million retail electric customers and 400,000 retail gas customers across New Mexico and Kansas. Customers across both our service territories can still count on receiving the same safe, reliable electric and gas services they have always expected. With more than 7,000 megawatts, PNM will surpass our stated goal of doubling generation capacity and tripling power sales more than three years ahead of schedule.

In fact, the addition of Western Resources' well-positioned, low-cost generation facilities will quadruple PNM's current production capabilities, giving the combined company a competitive edge in both power plant operations and wholesale electric sales.

By combining the strengths of the power marketing groups of PNM and Western Resources, we will become a multi-regional energy provider, increasing scope and scale for both companies.

There are many great reasons to be confident about the outcome of this exciting combination, but the most important one is you, the employees of both organizations.

Employees of both companies have a long tradition of excellence, innovation, and community involvement, achievements we can all be proud of.

We both possess an exceptional work ethic and a drive to grow and succeed in the emerging energy marketplace.

I hope you will be as excited as I am about the opportunities and benefits this combination will create for you, as well as our customers, shareholders and the communities we serve. Your continued growth and development are critical to our future success, and we now have an opportunity to work together to identify and share best practices across both of our organizations.

By drawing on our collective skills and expertise, we can deliver superior customer service, rate stability and product and service innovation to all of our customers.

Like Western Resources, PNM has received national recognition for our past achievements. PNM was ranked in the top ten on Fortune's list of best employers for diversity in the U.S. in 1999 and 2000. And, in 1999, PNM was named one of the five most technologically innovative utilities in the nation by Transmission and Distribution magazine. With your help, we look forward to building on these accomplishments in the months and years ahead.

We also intend to continue the strong traditions of both companies in supporting the communities where we live and work through charitable contributions and encouraging employee volunteerism.

Our combined company's headquarters will be in New Mexico. The Kansas utility business will remain headquartered in Topeka. This merger is about growth and securing our future. We do not anticipate significant cost savings or work force reductions as a result of our combination. Our goal is to minimize any work force effects through reduced hiring, attrition, and other appropriate measures, and all existing labor agreements will be honored.

I'm sure you all have many questions about the future and how it will affect you, your family and your job. While all the details have not yet been worked out at this point, we will make every effort to keep you up to date on developments throughout the process. We are committed to open, two-way communication. Your interests are our interests, and we intend to share information as quickly as it becomes available.

I am in New Mexico this morning announcing this news by telephone to investors and media around the country. I plan to briefly visit with PNM employees at our headquarters in Albuquerque at 9 am soon and this afternoon I'll meet with Western Resources senior managers while I'm in Kansas.

Most of PNM's officers will stay in New Mexico today to brief employees here, while Bill Real, Executive Vice President of our power production and marketing business, will be in Kansas. Bill, a former Kansan and gas services employee, will lead the transition team. I will be back in New Mexico tomorrow and in Kansas a couple of times before the end of the month. I hope I will have a chance to meet with many of you over the next few weeks.

To get an introduction to each company, I suggest you check out the web pages of both PNM and Western Resources. PNM's is www.pnm.com, and Western Resources is www.wr.com

We hope to receive the necessary regulatory and shareholder approvals in the next 12 to 15 months. During that period, PNM and Western Resources management will work to ensure a smooth transition and integration.

We look forward to working with you to build our combined company into a leading multi-regional energy supplier in the Western and Midwestern United States.

I think it goes without saying that our combination with Western Resources is a win for all of us. We are extremely pleased to welcome Western Resources' talented people into the PNM family. We are excited about growing together as we continue to pursue world-class operational and service excellence.

Public Service Company of New Mexico

Fact Sheet

Overview
Public Service Company of New Mexico (NYSE: PNM), the largest investor-owned utility in New Mexico, operates a combined electric and gas utility serving approximately 1.3 million people across the state and sells power on the wholesale market. In operation since 1917, PNM is the eighth largest private employer in New Mexico - and provides electricity to more than 360,000 customers and natural gas to more than 425,000 customers. Its wholly-owned subsidiary, Avistar, operates an advanced meter servicing business in California and Nevada and provides energy and water management solutions for government and institutional clients in the southwestern United States. Avistar is also assisting e-commerce provider AMDAX.com in launching an Internet-based energy auction system.

Generating Power and Sources
Electric
o PNM owns all or part of five electric generation plants for a total capacity of 1,521 MW. In 1999, PNM had a net peak load of 1,291 MW
o PNM's electric generation by fuel class in 1999 was 67 percent coal, 31 percent nuclear and two percent gas and oil
o PNM owns about 47 percent of the San Juan Generating Station, a coal-fired plant near Farmington, NM; 13 percent of the coal-fired Four Corners Power Plant near Farmington; 10 percent of the Palo Verde Nuclear Generating Station near Phoenix; and 100 percent of two natural gas-fired plants: the 154-MW Reeves Generating Station, in Albuquerque, and the 20-MW Las Vegas Station, in Las Vegas, NM
o To meet the growing energy needs of the middle Rio Grande area, PNM purchases 132 MW from Delta Person, a gas turbine generating unit in Albuquerque that went on-line in 2000.
o PNM owns and maintains more than 2,000 miles of high-voltage electric transmission lines and 11,000 miles of distribution lines

Gas
o PNM owns and maintains more than 1,300 miles of gas transmission pipelines and 8,000 miles of gas distribution pipelines
o PNM's Star Lake Compression Station west of Cuba, NM, provides the pressure to transport gas throughout the state
o    Electric and gas control centers are located in Albuquerque

PNM and the Environment
PNM's new emission control system at San Juan Generating Station reduces sulfur dioxide emissions and wastewater while using 30 MW less energy than the process the company used previously. In April 2000, PNM donated 188 acres of canyon land on Santa Fe's east side to The Nature Conservancy of New Mexico - a donation that will preserve an important part of the city's watershed for generations to come. The land, owned by PNM for more than 80 years, is estimated to be worth $4.3 million. PNM produces an Environmental Annual Report every year, which is posted on the company website at www.pnm.com.

PNM's Commitment to New Mexico
PNM invests more than $100 million every year on improvements to its electric and gas systems. On an annual basis, the company purchases more than $35 million of New Mexico gas and $110 million of New Mexico coal. It also spends more than $200 million for other New Mexico goods and services. According to a 1997 University of New Mexico study, PNM's economic impact on New Mexico creates 9,988 jobs (including 2,751 PNM jobs) and personal income of $363 million. The company donates or contributes more than $1.5 million a year to non-profit, business and community organizations, and its employees volunteer more than 50,000 hours each year in their communities.

Financial Highlights

2000 to-date
o On October 18, PNM reported third quarter earnings of 97 cents per share and net earnings of $86.9 million on total operating revenues of $1.15 billion
o PNM wholesale power revenues totaled $279.5 million in the third quarter, an increase of nearly 86 percent over the same period last year
o PNM is buying back $35 million of its common stock through the end of the first quarter of 2001

1999 year-end
o PNM earned $83.2 million, or $2.01 per share, on total operating revenues of $1.2 billion. This represented an increase of two percent over the previous year
o The stock price per share in 1999 included a high of $21.50, a low of $14.84 and a close at year-end of $16.25
o Wholesale power sales totaled 17.9 million MWH, accounting for nearly a third of PNM's total operating revenues
o    PNM bought back about 2 million shares of common stock

Over the last decade, PNM retired or refinanced more than $1 billion in long-term debt.

PNM Executive Team
o    Jeffry E. Sterba, Chairman, President and Chief Executive Officer
o    William  J. Real,  Executive  Vice  President,  Energy  Services  and Power
     Production
o    Roger G. Flynn, Executive Vice President, Gas and Electric Services
o    Max H. Maerki, Senior Vice President and Chief Financial Officer

PNM Corporation

------------------------------------ ----------------------------------------
           Corporate Offices                   Investor Relations
             414 Silver SW             Barbara Barsky, Senior Vice President,
            Alvarado Square             Planning and Investor Services
         Albuquerque, NM 87103          Tel: (505) 241-2662; bbarsky@pnm.com
         Phone: (505) 241-2700                    Media Relations
              www.pnm.com                       Tel: (505) 241-4831
------------------------------------ ----------------------------------------

                                            Public Service Company of New Mexico
                                                         Alvarado Square MS 2840
                                                           Albuquerque, NM 87158
                                                       Telephone: (505) 241-2612
                                                             Fax: (505) 241-2368

Jeff Sterba
Chairman, President & CEO

Jeff Sterba is PNM's Chairman, President and Chief           Business Career
                                                             ---------------
Executive Officer. His career at PNM spans more than 21
years. During that time, he served as executive vice         o   President and CEO of PNM
president and chief operating officer, as a senior vice      o   Executive Vice President of USEC, Inc.
president, and in positions in the corporate development,    o   Executive Vice President and Chief Operating
bulk power and retail electric and water services area. He       Officer of PNM
originally joined PNM as an intern in 1977.                  o   Senior Vice President, Bulk Power Services at
                                                                 PNM
In late 1998, Jeff left PNM, taking a position as            o   Senior Vice President, Asset Restructuring at
Executive Vice President at United States Enrichment             PNM
Corporation. He returned to PNM as the company's president   o   Senior Vice President, Retail Electric & Water
in March 2000. In June of 2000 he was named CEO. Sterba          Services at PNM
became chairman in October 2000.                             o   Vice President, Revenue Management at PNM

During his tenure at PNM, Jeff has been a leader in          Community Activities
                                                             --------------------
Albuquerque's business community. He was chairman of the
Greater Albuquerque Chamber of Commerce and the Middle Rio   o   Greater Albuquerque Chamber of Commerce Past
Grande Business Education Compact. He served on the boards       Chairman, Board of Directors; Vice-Chair: Treasurer
of Quality New Mexico and First Security Bank of New         o   Governor's Business Advisory Council
Mexico and was a strong supporter of current efforts to      o   Middle Rio Grande Business Education Compact,
revitalize Albuquerque's downtown area. He currently             Chair-Elect
serves on the Wells Fargo Board, the EEI Board, the UNM      o   Quality New Mexico, Board Member
Foundation Board, and the Nature Conservancy's               o   New Mexico Repertory Theatre, Board President
International Leadership Counsel.                            o   United Way of Greater Albuquerque, Campaign
                                                                 Vice-Chair
Education                                                    o   American Saddle Horse Association of New
---------                                                        Mexico, Board President

o    Washington University, St. Louis, B.A., Economics
     Summa Cum Laude, Omicron Delta Kappa, Mortar Board,     Professional Affiliations
     Van Ornum Badge, Olin Price Rhodes Scholar Finalist,    -------------------------
     Founders' Scholarship                                   o   First Security Bank of New Mexico, Board
o    University of Chicago, accepted as a Ph. D.                 Advisor
     candidate                                               o   Wells Fargo of New Mexico, Community Board
o    Post-graduate work at Washington University in          o   Edison Electric Institute, Board
     economics and at the University of New Mexico in        o   UNM Foundation, Board
     business                                                o   Nature  Conservancy,  International  Leadership
                                                                 Counsel

PNM is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. The company also sells power on the wholesale market. Avistar, PNM's wholly-owned subsidiary, manages the City of Santa Fe's water system, and offers energy and water management services for other municipalities and for government and institutional clients. The company's stock is traded primarily on the NYSE under the symbol PNM.

                                            Public Service Company of New Mexico
                                                         Alvarado Square MS 2840
                                                           Albuquerque, NM 87158
                                                       Telephone: (505) 241-2612
                                                             Fax: (505) 241-2368

Bill Real
Executive Vice President of Power Production and
Energy Services

Bill Real serves as executive vice president of Power        o  Regional Vice President,
GCNM  Production and Energy  Services for PNM. He is         o  District Vice President,GCNM
responsible for  PNM's  deregulated  generation              o  Operations  Manager,  GCNM
and  energy  services, including Palo Verde Nuclear          o Senior Staff Engineer, Southern Union Gas
Generating Station and  wholesale electric marketing.

                                                             Community Activities
                                                             --------------------

Real previously headed up PNM's Gas Services business
unit. He has 28 years of technical and professional          o  PNM Foundation, Board of Directors
management experience.                                       o  United Way of Central New Mexico, Board of
                                                                Directors
Real is a native of Kansas, having lived both in Wichita     o  Albuquerque Business Education Compact, Board
and Topeka.                                                     of Directors
                                                             o  Albuquerque Armed Forces, advisory committee
Education                                                    o  Leadership Albuquerque, association alumni
---------

University of Kansas, BS in civil engineering                Professional Affiliations
                                                             -------------------------

Business Career                                              o  National Society of Professional Engineers
---------------
                                                             o  Texas Professional Engineers Board
o   Executive Vice President of Power Production &           o  Kansas State Board of Technical Professionals
    Energy Services, PNM                                     o  Edison Electric Institute
o   Senior Vice President of Gas Services, PNM               o  American Gas Association
o   Senior Vice President of Utility Operations, PNM         o  Pacific Coast Gas Association
o   Senior Vice President of Customer Services &
    Operations, PNM                                          Registration
                                                             ------------
o   Executive Vice President of Gas Operations &
    Chief Operations Officer, Gas Company of                 o  Arizona State Board of Technical Registration
    New Mexico (GCNM)                                        o  NM Board of Registration for Professional
o   Vice President Operations & Engineering, GCNM               Engineers & Surveyors


PNM is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. The company also sells power on the wholesale market. Avistar, PNM's wholly-owned subsidiary, manages the City of Santa Fe's water system, and offers energy and water management services for other municipalities and for government and institutional clients. The company's stock is traded primarily on the NYSE under the symbol PNM.

TELECONFERENCE SCRIPT:

Thursday, November 9, 2000:

Barbara Barsky: Good morning. Thank you for joining us this morning to talk about PNM's purchase of the electric utility operations of Western Resources. Today's conference call can also be heard live on the Internet by accessing the link on our web site at www.pnm.com. I am Barbara Barsky, Investor Relations Officer for PNM. Joining me today are:

o   Jeff Sterba, Chairman, President and CEO
o   Max Maerki, CFO
o   Pat Ortiz, General Counsel
o   Bill Real, Executive VP, Energy Services and Power Production
o   Ed Padilla, Senior VP, Bulk Power
o   John Loyack, Controller

This morning we issued a press release announcing this agreement. If you have not received this release, please call 505-241-2868 and we will fax you a copy immediately. A copy can also be found on our web site at www.pnm.com.


Additional Information
In connection with the proposed transaction, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico 87158. Phone (800) 545-4425. Free copies of Western Resources' filings may be obtained by directing a request to Western Resources, P.O. Box 889, Topeka, Kansas 66601-0889. Phone: (800) 527-2495.

I need to remind you that some of the information we will provide today relative to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources are based on current expectations that are subject to risk and uncertainties, and should be considered forward looking statements, within the meaning of Section 21E of the Securities and Exchange Act.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include risks and uncertainties relating to:

o the possibility that shareholders of PNM and/or Western Resources will not approve the transaction,
o    the risks that the businesses will not be integrated successfully,
o the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected,

o disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties,
o    conditions in the financial markets relevant to the proposed transaction,
o    the receipt of regulatory and other approvals of the transaction,
o that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended,
o    changes in laws or regulations,
o changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure,
o    stranded cost recovery,
o    operation of nuclear power facilities,
o acquisition, disposal, depreciation and amortization of the company's assets and facilities,
o    operation and construction of plant facilities,
o    recovery of fuel and purchased power costs,
o    decommissioning costs,
o present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs),
o    political and economic risks,
o    changes in and compliance with environmental and safety laws and policies,
o    weather conditions (including natural disasters such as tornadoes)
o population growth rates and demographic patterns o competition for retail and wholesale customers,
o    availability,   pricing  and   transportation  of  fuel  and  other  energy
     commodities,
o    market demand for energy from plants or facilities,
o changes in tax rates or policies or in rates of inflation or in accounting standards,
o    unanticipated delays or changes in costs for capital projects,
o    unanticipated changes in operating expenses and capital expenditures,
o    capital market conditions,
o    competition for new energy development opportunities,
o legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements
o    and other factors.

For more information about these uncertainties and risk factors, please consult PNM's and Western Resources' most recent reports filed with the Securities and Exchange Commission.

I'd now like to introduce Jeff Sterba, who will take about 20 minutes to discuss
this  announcement.   Immediately  following  his  remarks,  we  will  open  the conference to questions.

Jeff Sterba: Good morning. Today I am very pleased to announce that we have reached an agreement with Western Resources, of Topeka, Kansas, to acquire that company's electric utility businesses in a stock-for-stock transaction valued at $1.485 billion. As part of the agreement we will also be acquiring about $2.9 billion worth of Western Resources debt, bringing the total purchase price to about $4.4 billion.

Through its Kansas Power and Light and Kansas Gas & Electric systems, Western Resources serves more than 600,000 retail electric customers in north central and eastern Kansas. Since PNM now serves about 427,000 electric and gas customers here in New Mexico, this combination will create a core utility business with over one million retail customers in two states.

Both Western Resources and PNM are also very active in the wholesale power market, and that is where we see significant potential for value creation in this combination.

Our new company will own more than 7,000 megawatts of cost-efficient generation in Kansas, New Mexico and Arizona. The strategic location of these assets gives us access to wholesale customers from California to Ohio and from Canada to Mexico. With this combination we are creating a multi-regional energy provider with the scale and scope needed to succeed in the new energy marketplace. This will be an energy business with $3 billion in annual revenues, $6.4 billion in utility plant, 5,000 employees and exciting prospects for continued growth.

Before I talk more about those new opportunities, however, let me first give you some more detail about the merger itself.

The Terms

This will be a stock-for-stock transaction, tax-free for shareholders in both companies.

We understand that Western Resources will spin off its non-electric utility assets into a separate, publicly-traded company, Westar Industries. Stock in that new company will be distributed to Western Resources shareholders, so that they will own shares in both Westar Industries and Western Resources.

Simultaneously, PNM and Western Resources will become wholly owned subsidiaries of a new holding company yet to be named. The new company will issue 55 million shares of its own stock in exchange for all stock in Western Resources. PNM shareholders will exchange their shares for shares in the new holding company on a one-for-one basis.

When these share exchanges are complete, the new corporation will have approximately 95 million shares of common stock outstanding, of which approximately 42 percent will be owned by PNM's former shareholders and about 58 percent owned by Western Resources former shareholders.

In addition, PNM will assume $2.939 billion in Western Resources debt.

Based on PNM's average closing stock price of $27 per share over the last 10 days, the transaction is valued at approximately $1.485 Billion. The new company will have a total market cap of about $2.6 billion.

All shareholders will be entitled to PNM's dividend. PNM's current dividend rate is 80 cents per share annually.

Immediate and Tangible Benefits.

We believe the combination of Western Resources and PNM will provide tangible benefits to customers, to employees and to shareholders in both companies, beyond what either company could offer on a stand-alone basis.

For shareholders, the new company will offer an attractive combination of predictable cash flow and steady revenue growth from our expanded regulated utility business together with strong growth in the competitive wholesale market. We expect that the combination will be immediately accretive - that is, earnings per share from the combined company will be larger than what PNM would earn by itself. We continue to maintain our goal of achieving earnings growth of 10 percent or more annually over the next five years.

I want to emphasize that this merger is not about cost-cutting, it is about creating a platform for expansion. We do expect that by sharing best practices across the two organizations, we will find new ways to control costs, improve service, and enhance system reliability.

But the strategic rationale underlying this merger lies in the vastly expanded opportunities it opens up for us in the wholesale markets.

This transaction realizes PNM's strategic vision of doubling our generation capacity and tripling our wholesale power sales. With the addition of Western's generation assets, we will have an excellent mix of base-load, intermediate and peaking capacity. Combining PNM's existing electric business with the KPL and KGE systems will give us a total of 7,125MW of net generating capacity, together with ownership of 6,500 miles of transmission lines and 36,000 miles of distribution lines.

In 15 years' experience in the wholesale market, PNM has built on our favorable position by implementing an asset-based niche strategy focused on offering products and services tailored to each customer's needs.

That strategy has paid off with solid returns for PNM stockholders in recent years. Our revenues from bulk power sales tripled from 1996 through 1999, and are up another 95 percent in the first nine months of this year.

Now, with the addition of Western Resources' strategically positioned and cost-effective generation portfolio and its experienced power marketing staff, we believe we can successfully penetrate the mid-continent market, using the same asset-backed, niche strategy that has served us well in the West.

Expanded retail base
At the same time, adding the KPL and KGE service territories to PNM's existing retail base will give our combined company a broader, more predictable cash flow from its regulated utility operations.

PNM, like KPL and KG&E, has earned a national reputation for reliable, customer focused retail service. Strong local economies and steady growth in both territories enhance the predictability of future revenue and earnings growth, while the geographic diversification we achieve by operating in both Kansas and New Mexico reduces reliance on local economic conditions, and mitigates the impact of weather on revenues and earnings.

We also expect the merger will deliver some advantages from the increase in scale achieved in the combination. Our larger market cap should provide us with improved access to capital markets, and an increase in shares outstanding will boost our market float. Also, we believe that our increased market capitalization and heightened visibility should attract more analyst coverage and attention from investors.

The increased capitalization will also be of value as we continue to pursue new investments in energy-related technology.

We expect that this transaction can be completed within 12 to 15 months, and we will begin immediately to prepare the necessary filings to obtain regulatory and shareholder approvals.

Regulatory agencies that we will be presenting this transaction to include:

   The New Mexico Public Regulation Commission
   The Kansas State  Corporation Commission
   The Federal Energy Regulatory  Commission
   The Securities and Exchange Commission, and
   The Nuclear Regulatory Commission.

Also, of course, the transaction must be approved by the shareholders of both companies.

We already have a request pending before New Mexico regulators to allow us to establish a holding company and place our regulated utility operations and our competitive power generation and marketing businesses into two separate subsidiaries. We hope that the substantial advantages of this proposed merger should dispose regulators to act favorably on that request.

While the combined company will be headquartered in PNM's own home state of New Mexico, we intend to maintain a significant corporate presence in Kansas, and Kansas directors will be represented on the board of the new holding company.

We don't see any issues likely to arise at FERC, the NRC or with other federal agencies that should delay regulatory approvals beyond the end of next year.

We are in the initial stages of establishing a transition team, comprised of Western and PNM personnel, to guide us in integrating the two companies once the transaction is complete. PNM Executive Vice President Bill Real -- a 20-year PNM veteran who also happens to be a Kansas native - will head up that team.

Although it is too soon to say what the makeup of the new management team will be, I will become Chairman and CEO of the new holding company. The new board will consist of PNM's current directors, plus three members from Kansas.

PNM is taking on a significant amount of debt in completing this combination. PNM has been successful in moving its own operation back to investment grade and will continue its strong commitment to conservative financial management. We have made provisions for Western Resources to reduce its debt through the sale of non-utility assets with the potential of turning more than $800 million of debt into equity as common or preferred stock , which would significantly reduce our leverage. The combined company's strong cash flow will also be used to quickly achieve investment grade for all units of the new company.

In summary, let me say that we see substantial strategic, operational and financial benefits flowing from this combination - benefits that will work to the advantage of customers, employees and shareholders alike.

This merger will create a mid-sized, multi-regional energy company that combines both scope and agility, a company large enough to compete in the national marketplace but compact enough to respond quickly to new opportunities.

This acquisition both expands our power marketing and generation capability and substantially increases our regulated utility base. It gives us the opportunity to repeat in the Midwest the same success we have achieved in the Western bulk power market, at the same time that it substantially adds to PNM's existing retail base.

We believe this merger will create substantial value for shareholders of both companies, while providing tangible opportunities for our employees, and stable rates and continued access to affordable, reliable service for retail customers in both states.

Thank you. Now I would like to take any questions you may have.

Public Service Company of New Mexico                          Western Resources

                              Transaction Overview
---------------------- ---------------------------------------------------------
Terms:                 o    PNM  and   Western   Resources   will   become
                            subsidiaries of a new holding company to be named at
                            a future date
                       o    Tax-free, stock-for-stock transaction
                       o    Combination  will be preceded by Western  Resources'
                            spin  off  of  Westar  Industries  (which  will  own
                            Western  Resources'  non-utility  assets) to Western
                            Resources shareholders
                       o    The new holding company will issue 55 million shares
                            to  Western   Resources   shareholders   and  Westar
                            Industries
                       o    Each Western  Resources share will be converted into
                            a fraction of a share (to be  determined at closing)
                            in the new holding  company;  each PNM share will be
                            converted into one new holding company share
                       o    Equity value of transaction is approximately  $1.503
                            billion  (based on PNM's average  closing price over
                            the last ten days of $27.325)
                       o    The   new   holding   company   will   also   assume
                            approximately  $2.939  billion of  existing  Western
                            Resources debt
                       o    Approximately  42% of the new holding  company to be
                            owned by former PNM shareholders;  approximately 58%
                            to be owned by former Western Resources shareholders
                            and Westar Industries
                       o    Additional  consideration  paid to Western Resources
                            shareholders   (including   Westar   Industries)  in
                            exchange for additional equity contributions to reduce net debt at Western Resources pre-close
                       o    Transaction will be accounted for as a purchase

Combined Company       o    Total enterprise value of approximately $6.5 billion
Financials                  ($2.6 billion in equity; $3.9 billion in debt and
                            preferred stock)
                       o    Expected to be immediately accretive to earnings per
                            share and cash flow

Dividend:              o    Shareholders of the combined company will receive
                            PNM's dividend. PNM's current annual dividend is $.80 per share

Transaction Benefits:  o    Combined company will serve over one million retail
                            electric customers and 400,000 retail gas customers
                            in two states and will have generating capacity of
                            more than 7,000 megawatts
                       o    Quadruples PNM's current production capabilities
                       o    Diversifies combined company's business mix and
                            geographic base through addition of Western
                            Resources' customers
                       o    Provides  a  broader,  more  predictable  cash flow;
                            solid  revenues  and  potential   earnings   growth;
                            improved access to capital; and increased market capitalization and public market float
                       o    Opportunities for PNM to bring its 15 years of
                            successful power marketing experience and niche product development to new customers
                       o    Sharing of best practices across both organizations

Management & Board:    o    At closing, Jeffry Sterba will become chairman,
                            president and CEO of the new holding company;
                            David Wittig will become chairman, president and CEO of Westar Industries
                       o    The new holding  company's board will consist of six
                            current PNM board members and three additional directors (two selected by PNM from a pool of Western Resources' candidates; one nominated by Westar Industries)

Approval Process:      o    Successful spin-off of Westar Industries from
                            Western Resources required
                       o    Approval by shareholders of both companies
                       o    Customary regulatory approvals, including from the
                            Kansas Corporation Commission, the New Mexico Public
                            Regulation Commission, Securities and Exchange
                            Commission, the Nuclear Regulatory Commission, and the Federal Energy Regulatory Commission
                       o    The  new  holding  company  expects to register as a
                            holding company with the  SEC  under  the  '35  Act
                       o    Transaction  is expected to be completed  within 12
                            to 15 months

Headquarters:          o    Corporate headquarters will be located in New Mexico
                       o    Headquarters for Kansas utilities will be maintained
                            in Topeka, Kansas

David C. Wittig                       Western Resources, Inc.
Chairman of the Board                 818 Kansas Avenue, P.O. Box 889
President & Chief Executive Officer   Topeka, Kansas  66601-0889
Western Resources, Inc.               www.wr.com



Business Record:  Western Resources, Inc.
                  Chairman of the Board, President & Chief Executive
                    Officer, 1998
                  President, 1996
                  Executive Vice President, Corporate Strategy, 1995
                  Salomon Brothers, Inc.
                  Managing Director, Co-Head of Mergers and Acquisitions, 1991 Managing Director, Mergers and Acquisitions, 1989
                  Kidder Peabody & Company, Inc.
                  Managing  Director,  Co-Head of  Investment  Banking,
                  1989   Managing   Director,   Head  of  Mergers   and
                  Acquisitions,   1986
                  Vice  President,   Mergers  and Acquisitions, 1983
                  Assistant Vice President, Mergers and   Acquisitions,  1981
                  Associate,   Mergers  and  Acquisitions,  1979
                  Associate,  National  Individual Sales, 1978
                  H.O. Peet & Company Inc.
                  Analyst, Research Department, 1977

Education:        University of Kansas (with Distinction), B.S., Business
                    Administration and Economics, 1977
                  Shawnee Mission East, Prairie Village, KS, 1973

Outside Activities:   Boards:
                      Boys Harbor
                      Kansas University School of Business
                      Trustee, Kansas University Endowment Association -
                      Member of Finance Committee
                      OMX, Inc.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources and with respect to the benefits of the transaction are based on current expectations that are subject to risk and uncertainties. Such statements are based upon the current beliefs and expectations of the management of PNM and Western Resources. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of PNM and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the outcome of Protection One accounting issues reviewed by the SEC staff as disclosed in previous Western Resources SEC filings, the impact of Protection One's financial condition on Western Resources' consolidated results, and other factors. PNM and Western Resources disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release.